UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
NOTIFICATION OF LATE FILING					1-6227

(Check One):	☒ Form 10-K	Form 20-F	Form 11-K	Form 10-Q
	Form 10-D	Form N-SAR	Form N-CSR		CUSIP NUMBER
For Period Ended:	September 28, 2008				Common 523768109
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION
Lee Enterprises, Incorporated Full Name of Registrant
N/A Former Name if Applicable
201 N. Harrison Street, Suite 600
Address of Principal Executive Office (Street and Number) Davenport, Iowa 52801
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Lee Enterprises, Incorporated (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended September 28, 2008 (the “2008 Form 10-K”) by December 12, 2008 without unreasonable effort and expense because it has not yet completed the preparation of its Consolidated Financial Statements for the year ended September 28, 2008, as discussed more fully below. The Company expects to file its 2008 Form 10-K no later than December 29, 2008.

Impairment Analysis

In assessing the recoverability of its goodwill and other nonamortized intangible assets, the Company makes a determination of the fair value of its business. Fair value is determined using a combination of an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the publishing industry. An impairment charge will generally be recognized when the carrying amount of the net assets of the business exceeds its estimated fair value.

The required valuation methodology and underlying financial information that are used to determine fair value require significant judgments to be made by management. These judgments include, but are not limited to, long-term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flows. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

The Company analyzes its goodwill and other nonamortized intangible assets for impairment on an annual basis at the end of its fiscal year, or more frequently if impairment indicators are present. Such indicators of impairment include, but are not limited to, changes in business climate and operating or cash flow losses related to such assets. Due primarily to the continuing, and increasing difference between its stock price and the per share carrying value of its net assets, the Company analyzed the carrying value of its net assets as of March 30, 2008 and again as of September 28, 2008. Deterioration in the Company’s revenue and the overall recessionary operating environment for the Company and other publishing companies were also factors in the timing of the analyses. The Company concluded the fair value of its business was less than the carrying value of its net assets as of March 30, 2008 and again as of September 28, 2008.

As a result of the March 30, 2008 analysis, in March 2008 and June 2008 the Company recorded pretax, non-cash charges to reduce the carrying value of goodwill by $723,901,000. The Company also recorded pretax, non-cash charges of $6,124,000 and $116,321,000 to reduce the carrying value of nonamortized and amortizable intangible assets, respectively. $93,384,000 of additional pretax charges were recorded as a reduction in the carrying value of the Company’s investment in its Tucson 50%-owned newspaper partnership with Citizen Publishing Co., a subsidiary of Gannett Co. Inc. The Company also recorded additional, pretax non-cash charges of $5,019,000 to reduce the carrying value of property and equipment.

The Company is currently completing the complex calculations required to determine the extent of additional impairment charges to be recorded as of September 28, 2008. The Company expects such charges to total at least $180,000,000, after income tax benefit.

Income Tax Accounting Analysis

The Company is also currently evaluating the continued appropriateness of certain recognized and unrecognized deferred income tax liabilities. The Company has not completed the analysis required to determine whether or not such recognition or non-recognition is appropriate. If adjustments to the Company’s deferred tax liabilities are required, the adjustments would be partially offset by an adjustment to goodwill. Such adjustments may impact earnings but would not impact cash flows of the Company and Pulitzer Inc., a wholly-owned subsidiary of the Company (“Pulitzer”).

The work associated with the foregoing matters has delayed the Company’s completion of the financial and other information to be included in the 2008 Form 10-K.

Impact on Debt Agreements

The impact of additional impairment charges and income tax issues noted above will reduce the stockholders’ equity of the Company and Pulitzer and give rise to an Event of Default under the Consolidated Net Worth (as defined) requirement of the Guaranty Agreement (the “Guaranty Agreement”) dated May 1, 2000 (as amended) between Pulitzer and the holders (“Noteholders”) of Pulitzer’s $306,000,000 Senior Notes (the “Pulitzer Notes”) issued under the Note Agreement (the “Note Agreement”) dated as of May 1, 2000 (as amended) between St. Louis Post-Dispatch LLC and the Lenders. Such an Event of Default, if not waived by the Noteholders, would also constitute a cross-default under the Company’s Amended and Restated Credit Agreement, dated as of December 21, 2005, among the Company, various lenders thereto ("Lenders"), and Deutsche Bank Trust Company Americas, as Administrative Agent (as amended October 30, 2008, the “Credit Agreement”).

The timing of the analysis of additional impairment charges and income taxes noted above may also cause delays in the delivery of the separate audited combined financial statements of St. Louis Post-Dispatch LLC and subsidiaries and STL Distribution Services LLC (“PD LLC”) and the audited consolidated financial statements of Pulitzer, both for the year ended September 28, 2008 as required under the Note Agreement and the Guaranty Agreement, respectively. Such delays will also constitute an Event of Default under the Note Agreement and Guaranty Agreement. A delay in the delivery of the financial statements of Pulitzer would constitute an Event of Default under the Credit Agreement. Such an Event of Default for PD LLC, if not waived by the Noteholders, would also constitute a cross-default under the Credit Agreement.

Liquidity

The Pulitzer Notes mature in April 2009. The Company is actively engaged in discussions with the Noteholders, and to the extent their approval may also be required, the Lenders, to extend or refinance the Pulitzer Notes. However, the timing and ultimate outcome of such discussions cannot be determined at this time due, in part, to the abnormal condition of the domestic credit markets and the overall recessionary operating environment in which the Company, Pulitzer, and other publishing companies are currently operating. Continuing instability or further disruptions of these markets could prohibit or make it more difficult for the Company to access new capital, increase the cost of capital or limit its ability to refinance existing indebtedness.

The Guaranty Agreement also requires Pulitzer to maintain a ratio of Consolidated Debt to EBITDA (as defined) (the “Debt Ratio”) of not greater than 4.25:1. Pulitzer was in compliance with the Debt Ratio as of September 28, 2008. Pulitzer’s revenue and EBITDA decreased in the fiscal year ended September 28, 2008 due to the overall recessionary operating environment in which the Company, Pulitzer, and other publishing companies are currently operating. If such declines in revenue and EBITDA continue, Pulitzer is not able to reduce its operating expenses sufficiently to compensate for such decreases in revenue and EBITDA, and/or if the principal balance of the Pulitzer Notes is not reduced to a sufficiently lower level as a result of their extension or refinancing, Pulitzer may not be in compliance with the Debt Ratio at one or more of the measurement dates during the Company’s fiscal year ending September 27, 2009. Such noncompliance would constitute an Event of Default under the Guaranty Agreement. Such an Event of Default, if not waived by the Noteholders, would also constitute a cross-default under the Company’s Credit Agreement.

Modification of KPMG’s Auditors’ Reports

On December 12, 2008, KPMG LLP (“KPMG”) formally notified the Company’s Audit Committee Chairman that, in the absence of further information in support of the Company’s ability to meet its obligations as they become due and comply with certain debt covenants as described herein, its auditors’ reports on the Consolidated Financial Statements, and the separate financial statements of PD LLC, and Pulitzer for the year ended September 28, 2008 will each include an explanatory paragraph relating to the Company’s, PD LLC’s and Pulitzer’s respective ability to continue as a going concern.

Such a modification of KPMG’s auditors’ report on the Consolidated Financial Statements, if not waived as of September 28, 2008 by the Lenders, would constitute an Event of Default under the Credit Agreement.

A modification of KPMG’s auditors’ report on the financial statements of Pulitzer, if not waived as of September 28, 2008 by the Lenders and the Noteholders, would constitute an Event of Default under the Credit Agreement and would likely constitute an Event of Default under the Guaranty Agreement.

A modification of the auditors’ report on the financial statements of PD LLC would likely constitute an Event of Default under the Note Agreement. Such an Event of Default, if not waived as of September 28, 2008 by the Noteholders, would also constitute a cross-default under the Company’s Credit Agreement.

The Company has discussed the modification of the auditors' reports on the Consolidated Financial Statements and the financial statements of PD LLC and Pulitzer with representatives of the Lenders and the Noteholders. The Company has not received any information to indicate the necessary waivers and amendments will not be granted under the Credit Agreement, the Note Agreement or the Guaranty Agreement, as may be applicable.

Consequences of Events of Default

There are numerous potential consequences under the Credit Agreement, Guaranty Agreement and Note Agreement if an Event of Default occurs and is not remedied. Many of those consequences are beyond the control of the Company, Pulitzer and PD LLC, respectively. The occurrence of one or more Events of Default would give rise to the right of the Lenders or the Noteholders, or both of them, to exercise their remedies under the Credit Agreement and the Note and Guaranty Agreements, respectively, including, without limitation, the right to accelerate all outstanding debt and take actions authorized in such circumstances under applicable collateral security documents, any of which could impair the ability of the Company to operate its businesses in a manner consistent with past practices. The Credit Agreement, Guaranty Agreement and Note Agreement are on file at the offices of the Securities and Exchange Commission and can be accessed via the EDGAR system.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This report contains information that may be deemed forward-looking, that is based largely on the Company’s current expectations, and is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those anticipated.

Among such risks, trends and other uncertainties, which in some instances are beyond the Company’s control, are the Company’s ability to generate cash flows and maintain liquidity sufficient to service its debt, and comply with or obtain amendments or waivers of the financial covenants contained in its credit facilities, if necessary.

Other risks and uncertainties include the impact of continuing adverse economic conditions, potential changes in advertising demand, newsprint and other commodity prices, energy costs, interest rates and the availability of credit due to instability in the credit markets, labor costs, legislative and regulatory rulings and other results of operations or financial conditions, difficulties in maintaining employee and customer relationships, increased capital and other costs, competition and other risks detailed from time to time in the Company’s publicly filed documents.

The words “may”, “will”, “would”, “could”, “believes”, “expects”, “anticipates”, “intends”, “plans”, “projects”, “considers” and similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which are made as of the date of this report. The Company does not undertake to publicly update or revise its forward-looking statements.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carl G. Schmidt	563	383-2179
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

	was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year
	will be reflected by the earnings statements to be included in the subject report or portion thereof?			☒ Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached is the Company's news release dated November 13, 2008 which contains the preliminary unaudited financial results for its fiscal year ending September 28, 2008, which was previously furnished on Form 8-K on November 13, 2008. As noted above, the Company expects to record additional non-cash impairment charges in its Consolidated Financial Statements for the fiscal year ended September 28, 2008 of at least $180,000,000, after income tax benefit and may also adjust the carrying value of certain of its deferred income tax liabilities.

See Part III-NARRATIVE, included herein.

LEE ENTERPRISES, INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2008	By:
Carl G. Schmidt
Vice President, Chief Financial Officer,
and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

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